

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

Victor Wing Cheung Koo
Chief Executive Officer
Youku Tudou Inc.
11/F, SinoSteel Plaza
8 Haidian Street, Haidian District
Beijing 100080
The People's Republic of China

> Re: **Youku Tudou Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Response dated June 16, 2015**
> **File No. 001-34977**

Dear Mr. Koo:

We have reviewed your June 16, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2015 letter.

General

1.   We note your response to comment 1. Please explain what "specific targeting requirements" entails and discuss trends you have experienced with respect to these data points and other data points referenced in your response, in the aggregate and individually, over the past three year period. Refer to comment 3 below. Also, please refer to your disclosure on page 48 under Item 4 and page 77 under Item 5.

Item 4. Information of the Company

B. Business Overview, page 41

2.   We note your use of "active clients" in your fourth quarter earnings call to describe advertising revenue and growth. Please expand to define this term and disclose this figure over the trailing three-year period. Please revise "Item 5. Operating and Financial Review and Prospects."

3.   We note your risk factor disclosure on page 4 that your Youku platform retained 52% of brand advertisers from 2013. Similarly, we note your retention from 2013 and 2012 of 57% and 63%, respectively. Please revise to discuss factors driving your 5% decline in brand advertiser retention over each of the past three years. Please disclose any trends, whether advertiser based or user/viewer based, that help explain the relationship between brand retention and your daily mobile views and monthly unique visitor metrics. In addition, please revise Item 5. Operating and Financial Review and Prospects. Refer to Item 5.D of Form 20-F and Section III of SEC Release No. 33-8350.

        You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365 or Dean Suehiro, Senior Staff Accountant at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, Celeste Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director

cc: Hugh Wu
        Youku Tudou Inc.